1-16095

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Independent Auditors' Consent
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: ______________________
James H. Gould, III
Vice President, Compensation and Benefits
Aetna Inc.

Dated: June 26, 2006

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan (formerly known as Aetna Inc. Incentive Savings Plan) of our report dated June 23, 2006, with respect to the Statements of Net Assets Available for Benefits of Aetna 401(k) Plan as of December 31, 2005 and 2004, and related Statement of Changes on Net Assets Available for Benefits for the year ended December 31, 2005, and the supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 27, 2006

AETNA 401(k) PLAN

(FORMERLY KNOWN AS AETNA INC. INCENTIVE SAVINGS PLAN)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2005 AND 2004

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(k) PLAN

(FORMERLY KNOWN AS AETNA INC. INCENTIVE SAVINGS PLAN)

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.:

We have audited the accompanying statements of net assets available for benefits of Aetna 401(k) Plan (formerly known as Aetna Inc. Incentive Savings Plan) (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2006

Aetna 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and December 31, 2004

	2005	2004
Assets:		
Investments at fair value (Note 3)	$ 1,887,470,450	$ 1,599,755,377
Investments at contract value (Note 4)	1,483,132,632	1,454,781,457
Participant loans	54,265,727	49,203,340
Total investments	3,424,868,809	3,103,740,174
Receivables:		
Employer contributions (Note 8)	1,200,000	1,400,000
Investment income	240,073	1,383,152
Other receivables	10,750	1,346,289
Total receivables	1,450,823	4,129,441
Total assets	3,426,319,632	3,107,869,615
Liabilities		
Accrued expenses	864,180	2,424,526
Unsettled trades and other liabilities	2,523,735	52,432
Total liabilities	3,387,915	2,476,958
Net assets available for plan benefits:	$ 3,422,931,717	$ 3,105,392,657

Aetna 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

	2005
Additions to assets attributed to	
Investment income	
Net appreciation in fair value of investments (Note 3):	
Common/collective trusts	$ 70,191,781
Aetna common stock	247,059,879
Total appreciation	317,251,660
Interest	66,932,977
Dividends	293,010
Other income	265,409
Total investment income	384,743,056
Contributions:	
Participant	117,974,412
Employer	35,606,140
Total contributions	153,580,552
Total additions	538,323,608
Deductions:	
Benefits paid to participants	222,165,798
Administrative expenses	4,855,002
Total deductions	227,020,800
Assets transferred from other plans	6,236,252
Net increase	317,539,060
Net assets available for benefits:	
Beginning of year	$ 3,105,392,657
End of year	$ 3,422,931,717

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. Effective June 1, 2004, CitiStreet LLC ("CitiStreet") is the record keeper and State Street Bank ("State Street") is the Plan Trustee. Prior to June 1, 2004, Mellon Bank was the Plan Trustee and ING Groep N.V., ("ING") was the record keeper.

c. Contributions

Participant Contributions –Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and highly compensated employees[1] may elect to contribute 1% to 10% of their eligible pay on a pre-tax basis, up to a maximum of $14,000 in 2005 and $13,000 in 2004 in accordance with the Internal Revenue Code (IRC).

To encourage personal savings, the Age 50 Catch-up Provision was adopted on June 10, 2002. This provision allows active participants age 50 and older to make an additional pretax contribution to the 401(k) over and above the plan limits. The maximum amount allowed for catch-up contributions was $4,000 and $3,000 for the years ended 2005 and 2004, respectively.

Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis unless the participant is a highly compensated employee. Lastly, participants may contribute amounts representing eligible rollover distributions from other qualified plans or individual retirement accounts (IRAs). These rollover amounts are considered to be participant contributions.

[1] Employees whose prior year eligible compensation exceeded $90,000 for Plan year 2005 and Plan year 2004.

Employer Contributions –After one year of service, the Company matches 50% of a participant's pre-tax contributions that are not in excess of 6% of eligible pay (for a maximum matching contribution of 3% of eligible pay).

Participant contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Investment Elections

Participants direct the investment of their contributions and employer contributions among twelve investment options offered by the Plan. The investment options currently offered are the Aetna Common Stock Fund, the self-managed account, the Stable Value Option (SVO), and nine investment funds. Participants may change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days.

e. Participant Accounts

Biweekly, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made. Participants are vested in the Company's performance-based contribution after completing three years of service.

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. The amounts held for loans receivable approximate fair value.

h. Payment of Benefits

On termination of service, a participant with a vested interest greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date. Participants with a vested interest less than $5,000 must take a lump sum distribution or roll over their account balance to another qualified plan or IRA.

i. Participant Forfeitures

If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2005 and 2004, forfeitures totaled approximately $2,571,702 and $2,182,111, respectively. These forfeitures will be used to reduce future employer contributions or to offset plan expenses. In 2005 and 2004, forfeitures offset Plan expenses by $531,409 and $1,294,321, respectively. Forfeitures are invested in the Stable Value Option (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value with changes in fair value included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits except for the Stable Value Option ("SVO") which is valued at contract value (Note 4).

Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments. Shares of the investment funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Effective June 1, 2004, administration and investment management fees are charged based on a percentage of Plan's assets and allocated to each of the investment options as general plan operating expenses. Between July 1, 2002 and May 31, 2004, participants paid a quarterly plan administration fee of $6.50. Also, effective June 1, 2004 participants pay a loan origination fee of $50 per loan.

e. Payment of Benefits

Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for plan benefits.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,	
	2005	2004
Stable Value Option (Note 4)	$1,483,132,632	$1,492,295,792
SSgA S&P 500 Flagship Fund Series A	628,197,477	645,267,717
Aetna Common Stock	681,550,549	482,188,191

4. Stable Value Option (SVO)

The SVO is presented at contract value. Contract value represents contributions plus interest less funds used to pay benefits.

Effective February 2004, the SVO is managed by Invesco Institutional, Inc. (INVESCO). The SVO is comprised of 7 insurance contracts providing stable value guarantees and a money market account. The interest rates generated by these contracts and cash investments are blended together to determine the six-month SVO rate credited to participant accounts. All insurance contracts are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2005, the investment advisors responsible for managing these investments were INVESCO, Blackrock Financial Management, Inc., ING, Jennison Associates, PIMCO and Western Asset Management Company.

The SVO credited a rate of interest of 4.10% for the period January 1, 2005 through June 30, 2005 and 4.30% for the period July 1, 2005 through December 31, 2005. Participants receive contract value of their SVO investment upon the transfer of assets out of the SVO.

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a favorable determination letter dated March 27, 2003, that as of that date the Plan was qualified in form and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan was previously covered by a favorable determination letter dated October 7, 1999. The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), the investment arm of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer's Contribution Receivable/Payable

At December 31, 2005 and 2004, respectively, an employer matching contribution receivable of $1,200,000 and $1,400,000 was recorded to accrue for the days remaining after the last pay cycle of the year.

Prior to January 1, 2005, if the Company met specific performance targets established each year, all eligible employees received an annual contribution to their 401(k) accounts of up to 3% of eligible pay. Effective January 1, 2005, the employer 401(k) performance-based contribution feature was eliminated.

The Company's 2004 performance-based targets were not attained. As a result, no Performance-Based Employer Contribution was made in 2004.

9. Participants' Contribution

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $0 for December 31, 2005 and 2004, respectively.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

	December 31	
	2005	2004
Net assets available for benefits per the financial statements	$ 3,422,931,717	$ 3,105,392,657
Amounts allocated to withdrawing participants	(2,012,832)	(9,900,431)
Net assets available for benefits per the Form 5500	$ 3,420,918,885	$ 3,095,492,226

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

	2005
Benefits paid to participants per the financial statements	$ 222,165,798
Add amounts allocated to withdrawing participants	(7,887,599)
Benefits paid to participants per the Form 5500	$ 214,278,199

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11. Merger of Strategic Resource Company 401(k) Profit Sharing Plan into the Plan

On January 6, 2005, Aetna Inc. purchased the Strategic Resource Company. As a result of the purchase, on June 15, 2005, Strategic Resource Company 401(k) Profit Sharing Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $2,813,000.

12. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

13. Subsequent Events

Effective January 1, 2006, new participant investments in the Aetna Common Stock Fund will be limited to no more than 20 percent of a participant's total account balance.

Aetna 401(k) Plan
(formerly known as Aetna Inc. Incentive Savings Plan)
Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Market Value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	32,837,618.010	1.000	32,837,618
*	SSB Yield Enhanced STIF	Money Market Fund	18,393,791.140	1.000	18,393,791
*	SSgA Aggressive Strategic Balanced Fund	Common/Collective Trust	2,554,196.303	10.735	27,419,297
*	SSgA Conservative Strategic Balanced Fund	Common/Collective Trust	975,527.933	13.690	13,354,977
*	SSgA Daily EAFE Index Securities Lending Fund Series T	Common/Collective Trust	9,464,898.964	16.775	158,773,680
*	SSgA Moderate Strategic Balanced Fund	Common/Collective Trust	6,492,837.716	12.247	79,517,784
*	SSgA Passive Intermediate Bond Index Securities Lending Fund	Common/Collective Trust	973,731.630	16.499	16,065,598
*	SSgA REIT Index Fund - Series A	Common/Collective Trust	1,622,075.929	24.093	39,080,675
*	SSgA Russell 2000 Index Securities Lending Fund	Common/Collective Trust	4,859,824.191	21.682	105,370,708
*	SSgA S&P 500 Flagship Fund Series A	Common/Collective Trust	2,706,359.569	232.119	628,197,477
*	SSgA S&P MidCap Index Fund Series A	Common/Collective Trust	3,063,427.112	25.528	78,203,167
	Monumental Life Insurance Contract MDA-00728TR-T	Insurance Contract	N/A	N/A	304,740,717
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	192,800,401
	IXIS Financial Contract WR1939-01-T	Insurance Contract	N/A	N/A	197,802,045
	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	529,188,143
	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	16,164,243
	ING Life & Annuity Contract 60105	Insurance Contract	N/A	N/A	31,176,836
	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	211,260,247
*	Aetna Inc.	Employer Common Stock	7,226,705.000	94.310	681,550,549
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	8,705,129
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 5.00% - 11.50%	N/A	N/A	54,265,727
				Total assets held	**3,424,868,809**

* Party in interest